# SAGE PARTNERS SECURITIES, LLC

**(A Wholly Owned Subsidiary of The Sage Group, LLC)**

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

### ASSETS

| | | |
|---|---|---:|
| Cash | $ | 3,287,445 |
| Certificate of Deposit | | 519,879 |
| Retainer Fee Receivable | | 37,500 |
| Prepaid Expenses | | 13,449 |
| | $ | 3,858,273 |

### LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---:|
| **Liabilities** | | |
| Accounts Payable | $ | 24,180 |
| Deferred Revenue | | 253,952 |
| Due to Parent | | 618,725 |
| Total liabilities | | 896,857 |
| **Member's equity** | | 2,961,416 |
| | $ | 3,858,273 |